Exhibit 99.1

YULONG ECO-MATERIALS LIMITED

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, Henan Province

People’s Republic of China

Phone: +86-375-8888988

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 29, 2017, AT 10:00 A.M. BEIJING LOCAL TIME

TO THE SHAREHOLDERS OF YULONG ECO-MATERIALS LIMITED:

TAKE NOTICE THAT an Annual General Meeting of the Shareholders of Yulong Eco-Materials Limited (the “Company”), a Cayman Islands exempted company, will be held on June 29, 2017, at 10:00 a.m Beijing Local Time (on June 28, 2017 at 10:00 p.m. U.S. Eastern Standard Time), at the Company’s principal executive offices located at Eastern End of Xiwuzhuang Village, Jiaodian Town, Xinhua Area, Pingdingshan, Henan Province, People’s Republic of China (the “Annual Meeting”), for the following purposes:

1. To vote upon an ordinary resolution to re-appoint the following directors to serve until the next annual meeting of the Company or until their successors are duly elected and appointed:

(a) Ms. Junfeng Ma,

(b) Ms. Yang Li,

(c) Mr. Qingsheng Liu,

(d) Mr. Yulong Zhu,

(e) Mr. Wenge Du; and

(f) Ms. Qiang Liu.

2. To consider and if deemed appropriate, to vote upon an ordinary resolution to ratify the appointment of KSP Group, Inc. as the Company's independent registered public accounting firm to audit the financial statements for the fiscal year ended on June 30, 2016 and to review two quarterly financial statements for the fiscal quarters ended September 30, 2016 and December 31, 2016.

3. To consider and, if thought fit, to pass the following resolution as a special resolution:

That the directors of the Company be and are hereby authorized to alter the share capital of the Company in the manner set out below (the “Reverse Stock Split”) until the earlier of the date of the next annual general meeting of the Company or the date 6 months from the date of this Annual Meeting (the “Consolidation Period”):

(a)	The Company consolidate its authorized share capital through the conversion of every ten fully paid ordinary shares in the Company having a par value of US$0.00125 each into one fully paid ordinary share in the Company having a par value of US$0.0125 each and that any resulting fractions of a share be rounded up to the next whole number of shares (the “Option 1”); or

(b)	The Company consolidate its authorized share capital through the conversion of every nine fully paid ordinary shares in the Company having a par value of US$0.00125 each into one fully paid ordinary share in the Company having a par value of US$0.01125 each and that any resulting fractions of a share be rounded up to the next whole number of shares (the “Option 2”); or

YULONG ECO-MATERIALS LIMITED

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, Henan Province

People’s Republic of China

Phone: +86-375-8888988

(c)	The Company consolidate its authorized share capital through the conversion of every eight fully paid ordinary shares in the Company having a par value of US$0.00125 each into one fully paid ordinary share in the Company having a par value of US$0.01 each and that any resulting fractions of a share be rounded up to the next whole number of shares (the “Option 3”); or

(d)	The Company consolidate its authorized share capital through the conversion of every seven fully paid ordinary shares in the Company having a par value of US$0.00125 each into one fully paid ordinary share in the Company having a par value of US$0.00875 each and that any resulting fractions of a share be rounded up to the next whole number of shares (the “Option 4”); or

(e)	The Company consolidate its authorized share capital through the conversion of every six fully paid ordinary shares in the Company having a par value of US$0.00125 each into one fully paid ordinary share in the Company having a par value of US$0.0075 each and that any resulting fractions of a share be rounded up to the next whole number of shares (the “Option 5”); or

(f)	The Company consolidate its authorized share capital through the conversion of every five fully paid ordinary shares in the Company having a par value of US$0.00125 each into one fully paid ordinary share in the Company having a par value of US$0.00625 each and that any resulting fractions of a share be rounded up to the next whole number of shares (the “Option 6”).

4. To consider and, if thought fit, to pass the following resolution as a special resolution in connection with the Reverse Stock Split (the “Memorandum Amendments”):

(a)	If Option 1 is effectuated, that Clause 6 of the Company’s memorandum of association be replaced in its entirety with the following wording:

“THE AUTHORISED SHARE CAPITAL of the Company is one hundred thousand United States Dollars (US$100,000) divided into eight million (8,000,000) shares each with a nominal or par value of US$0.0125 each with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce such capital and to issue all or any part of its capital (whether original, redeemed, increased or reduced) with or without any preference, priority or special privilege, or subject to any postponement of rights, or to any conditions or restrictions whatsoever and so that, unless the conditions of issue shall otherwise expressly provide, every issue of shares, whether stated to be preference or otherwise, shall be subject to the powers on the part of the Company hereinbefore contained”.

(b)	If Option 2 is effectuated, that Clause 6 of the Company’s memorandum of association be replaced in its entirety with the following wording:

“THE AUTHORISED SHARE CAPITAL of the Company is one hundred thousand United States Dollars (US$100,000) divided into eight million, eight hundred and eighty eight thousand, eight hundred and eighty eight (8,888,888) shares each with a nominal or par value of US$0.01125 each with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce such capital and to issue all or any part of its capital (whether original, redeemed, increased or reduced) with or without any preference, priority or special privilege, or subject to any postponement of rights, or to any conditions or restrictions whatsoever and so that, unless the conditions of issue shall otherwise expressly provide, every issue of shares, whether stated to be preference or otherwise, shall be subject to the powers on the part of the Company hereinbefore contained”.

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YULONG ECO-MATERIALS LIMITED

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, Henan Province

People’s Republic of China

Phone: +86-375-8888988

(c)	If Option 3 is effectuated, that Clause 6 of the Company’s memorandum of association be replaced in its entirety with the following wording:

“THE AUTHORISED SHARE CAPITAL of the Company is one hundred thousand United States Dollars (US$100,000) divided into ten million (10,000,000) shares each with a nominal or par value of US$0.01 each with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce such capital and to issue all or any part of its capital (whether original, redeemed, increased or reduced) with or without any preference, priority or special privilege, or subject to any postponement of rights, or to any conditions or restrictions whatsoever and so that, unless the conditions of issue shall otherwise expressly provide, every issue of shares, whether stated to be preference or otherwise, shall be subject to the powers on the part of the Company hereinbefore contained”.

(d)	If Option 4 is effectuated, that Clause 6 of the Company’s memorandum of association be replaced in its entirety with the following wording:

“THE AUTHORISED SHARE CAPITAL of the Company is one hundred thousand United States Dollars (US$100,000) divided into eleven million four hundred and twenty eight thousand, five hundred and seventy one (11,428,571) shares each with a nominal or par value of US$0.00875 each with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce such capital and to issue all or any part of its capital (whether original, redeemed, increased or reduced) with or without any preference, priority or special privilege, or subject to any postponement of rights, or to any conditions or restrictions whatsoever and so that, unless the conditions of issue shall otherwise expressly provide, every issue of shares, whether stated to be preference or otherwise, shall be subject to the powers on the part of the Company hereinbefore contained”.

(e)	If Option 5 is effectuated, that Clause 6 of the Company’s memorandum of association be replaced in its entirety with the following wording:

“THE AUTHORISED SHARE CAPITAL of the Company is one hundred thousand United States Dollars (US$100,000) divided into thirteen million three hundred and thirty three thousand three hundred and thirty three (13,333,333) shares each with a nominal or par value of US$0.0075 each with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce such capital and to issue all or any part of its capital (whether original, redeemed, increased or reduced) with or without any preference, priority or special privilege, or subject to any postponement of rights, or to any conditions or restrictions whatsoever and so that, unless the conditions of issue shall otherwise expressly provide, every issue of shares, whether stated to be preference or otherwise, shall be subject to the powers on the part of the Company hereinbefore contained”.

(f)	If Option 6 is effectuated, that Clause 6 of the Company’s memorandum of association be replaced in its entirety with the following wording:

“THE AUTHORISED SHARE CAPITAL of the Company is one hundred thousand United States Dollars (US$100,000) divided into sixteen million (16,000,000) shares each with a nominal or par value of US$0.00625 each with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce such capital and to issue all or any part of its capital (whether original, redeemed, increased or reduced) with or without any preference, priority or special privilege, or subject to any postponement of rights, or to any conditions or restrictions whatsoever and so that, unless the conditions of issue shall otherwise expressly provide, every issue of shares, whether stated to be preference or otherwise, shall be subject to the powers on the part of the Company hereinbefore contained”.

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YULONG ECO-MATERIALS LIMITED

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, Henan Province

People’s Republic of China

Phone: +86-375-8888988

5. To consider and if thought fit, to pass the following resolution as a special resolution:

“That the existing amended and restated Articles of Association of the Company (the Existing Articles) be amended by the inclusion of clauses 108 and 109 set out below in italics (the Amendments) and that the Amendments be approved, adopted and included in the Existing Articles (the Amended Articles of Association) and that any officer or the registered office of the Company be and is hereby instructed to file the Amended Articles of Association with the Registrar of Companies in the Cayman Islands:-

“PARTICIPATION BY TELEPHONE OR OTHER FORM OF COMMUNICATION

108.	Any member or his proxy may validly participate in a general meeting of the Company through the medium of conference telephone or any other form of communications equipment (whether in use when these Articles are adopted or developed subsequently), provided that all persons participating in the general meeting are able to communicate with each other throughout such meeting.

109.	Any member or his proxy so participating by telephone or other communication shall be deemed to be present in person at the general meeting of the Company and shall be counted in a quorum and entitled to vote. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no group which is larger than any other group, where the chairman of the meeting then is”.

6. To authorize the board of directors of the Company (the “Board”) to adjourn the Annual Meeting; and

7. To consider and if deemed appropriate, to vote upon such further business as may properly come before the Annual Meeting or any adjournment thereof.

These items of business are more fully described in the form of proxy accompanying this Notice.

The Board has fixed the close of business on May 30, 2017, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Annual Meeting.

YOUR VOTE IS IMPORTANT. IF YOU CANNOT ATTEND THE ANNUAL MEETING IN PERSON, YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY FORM IN ANY EVENT NO LATER THAN 48 HOURS BEFORE THE TIME FOR HOLDING THE ANNUAL MEETING. FAILING WHICH PROXY WILL NOT BE VALID. THE GRANT OF A PROXY DOES NOT PREVENT YOU FROM ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON.

All shareholders are cordially invited to attend the Annual Meeting.

By Order of the Board of Directors,

Yulong Zhu
Chairman of the Board and Chief Executive Officer

Pingdingshan, People’s Republic of China

Dated: June 16, 2017

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